Filed by Valley National Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company:  Greater Community Bancorp
Commission File No. 000-14294

Set forth below is a press release issued by Valley National Bancorp on May 27, 2008.

FOR IMMEDIATE RELEASE	CONTACT:	Dianne M. Grenz
First Senior Vice President
Director of Public &
Shareholder Relations
973-305-3380

VALLEY NATIONAL BANCORP RECEIVES OCC APPROVAL FOR
THE ACQUISITION OF GREATER COMMUNITY BANCORP

WAYNE, N.J., Tuesday, May 27, 2008 – Valley National Bancorp (NYSE:VLY) (“Valley”), the holding company of Valley National Bank, announced today that it has received all regulatory approvals necessary to complete the previously announced acquisition of Greater Community Bancorp (“Greater Community”). The shareholder meeting of Greater Community to approve the merger transaction is scheduled for June 19, 2008.

Valley expects that the merger between Valley and Greater Community will be completed during the first week of July 2008.

Greater Community is the holding company for Greater Community Bank, a commercial bank with approximately $1.0 billion in assets and 16 full-service branches in the northern New Jersey counties of Bergen, Passaic and Morris.  Pursuant to the merger agreement, Greater Community Bank will be merged with and into Valley National Bank.

Valley National Bancorp is a regional bank holding company with approximately $13 billion in assets, headquartered in Wayne, New Jersey.  Its principal subsidiary, Valley National Bank, currently operates 176 offices in 115 communities serving 14 counties throughout northern and central New Jersey, Manhattan, Brooklyn and Queens.

Cautionary Statement Concerning Forward-Looking Statements

The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about acquisitions, relationships and opportunities.  These statements may be identified by such forward-looking terminology as “expect” or similar statements or variations.   Such forward-looking statements involve certain risks and uncertainties.  Actual results may differ materially from such forward-looking statements. Valley assumes no obligation for updating any such forward-looking statement at any time.  Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, failure to obtain shareholder approval for the merger of Greater Community with Valley or to satisfy other conditions to the merger on the proposed terms and within the proposed timeframe and material adverse changes in Valley’s or Greater Community’s operations or earnings.

Additional Information and Where to Find it

In connection with the proposed merger, Valley National Bancorp has filed a proxy statement/prospectus with the Securities and Exchange Commission.  INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the registration statement and other documents filed by Valley with the Commission at the Commission’s web site at www.sec.gov.  These documents may be accessed and downloaded for free at Valley’s web site at http://www.valleynationalbank.com/filings.html or by directing a request to Dianne M. Grenz, First Senior Vice President, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-4005.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Greater Community.  However, Valley, Greater Community, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Greater Community’s shareholders in respect of the proposed transaction.  Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders, which was filed with the Commission on March 6, 2008 and can be obtained free of charge from Valley’s website.  Information regarding the directors and executive officers of Greater Community may be found in its 2007 Annual Report on Form 10-K, which was filed with the Commission on March 12, 2008 and can be obtained free of charge from Greater Community’s website.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, can be found in the proxy statement/prospectus and other relevant materials filed with the SEC.